March 9, 2006


Mail Stop 6010

Samuel E. Lynch, D.M.D., D.M.Sc.
Chief Executive Officer
BioMimetic Therapeutics, Inc.
389-A Nichol Mill Lane
Franklin, Tennessee 37067

Re:	BioMimetic Therapeutics, Inc.
	Registration Statement on Form S-1
	Filed February 10, 2006
	         File No. 333-131718
Dear Dr. Lynch:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.
Please be as detailed as necessary in your explanation.  In some of
our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
Prospectus Cover Page
1. Please confirm that any preliminary prospectus you circulate will
include all non-Rule 430A information. This includes the price range
and related information based on a bona fide estimate of the public
offering price within that price range. Also note that we may have additional comments after you include this information.
Prospectus Summary, page 1
2. In the forepart of the prospectus, including the summary and the
risk factors, please replace the use of technical jargon and terms that may not be familiar to investors with concrete everyday words.
This includes replacing terms and abbreviations such as bio-
active,
musculoskeletal indications, recombinant protein therapeutics and tissue specific scaffolds, among others.
3. Your disclosure in the first paragraph under "BioMimetic Therapeutics, Inc." on page 1 implies that you have approval for all bone regeneration uses.  This disclosure seems to conflict with the
disclosure on page 50. Please reconcile.
4. Please provide us objective support your statements about
Luitpold
being a "leader in the sales of oral surgical and periodontal bone grafting materials. . ."
5. We note the revised expectations mentioned in the third
paragraph
of Note 4 on page F-35.  When disclosing your current expectations in
your prospectus, please provide equally prominent disclosure of failure to satisfy prior expectations. In an appropriate section of your document, explain the reasons for not satisfying those expectations and include appropriate risk factors.
Our Alliances, page 2
6. With note your reference to significant near and long-term revenues.
* Given your status of development and lack of history with commercial sales of your products, please provide us the basis for this statement.
* Please balance this statement with equally prominent disclosure of
your historic revenue from product sales and your disclosure on page
7 that you expect losses for at lease the next few years.
Market Trends, page 2
7. Please demonstrate to us that your products serve the entire market cited in this disclosure.
8. With regard to the data you cite in this section, please tell us:
* how you confirmed that the data reflects the most recent
available
information,
* whether the data is publicly available,
* whether you paid for the compilation of the data,
* whether the data was prepared for use in the registration
statement, and
* whether the authors of the data consented to your use of it in the
registration statement.
If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.
The Offering, page 4
9. We note your reference at the bottom of page 4 to a split that "may" occur. With a view toward clarified disclosure, please tell us the reasons for any doubt about whether you will complete the split.
Risk Factors, page 7
10. Please revise the introductory paragraph to remove any implication that you have omitted material risk factors. Add any risk factor disclosure necessary to make the revised introductory paragraph true.
We may be unable to obtain the rhPDGF we need..., page 9
11. Please quantify the extent of your pre-2002 fermented rhPDGF supply in a manner that provides investors the ability to evaluate the extent of the risk.
We may be unable to establish or enter into the necessary
partnerships..., page 10
12. In the heading of this risk factor you indicate you may be unable
to obtain a component critical to the commercialization of GEM
21S.
As it appears you are close to selling your GEM 21S product to the public, please briefly identify what additional assistance is necessary to develop and market GEM 21S.
If we are unable to establish adequate sales and marketing..., page
11
13. Clarify whether Luitpold or its affiliates have products that compete with yours.
Risks Relating to Intellectual properties, page 13
14. Please highlight in this risk factor the first to expire of your
material patents.
Use of Proceeds, page 25
15. Please disclose the approximate amount intended to be used for each identified use of proceeds. Also, if the size of your offering significantly exceeds the proceeds allocated to the disclosed purposes, please discuss the principal reasons for the conducting an offering of this size at this time.
Capitalization, page 27
16. Please remove the discussion of and caption for your cash and cash equivalents and marketable securities from your presentation of capitalization.
Summary Financial Data, page 5, and Selected Financial Data, page
30
17. Since your inception date is April 14, 1999, it appears that you should include selected financial data for your statements of operations for the fiscal years ended December 31, 2000 and 2001, and as of December 31, 2000 for your balance sheet data. Refer to Item
301 of Regulation S-K. In addition, you should delete the presentation of statement of operations information for the period from inception (April 14, 1999) through December 31, 2001, or tell us and disclose why you believe the presentation of this information is meaningful or necessary.
18.
We note that you reflect a stock split that may occur prior to the completion of the offering in your pro forma as adjusted summary balance sheet data on pages 6 and 31. With reference to the use of the word "may," please tell us why you believe it is appropriate to present this, and only this, pro forma information in the filing. We also refer to the disclosure on page 4 stating that the information in the prospectus assumes that the stock split occurred and the pro forma as adjusted information on pages 27 and 28. Please also address how you considered SAB Topic 4C with respect to the presentation in your financial statements. The disclosure in the filing should explain the basis for your presentation consistent with your response.
Management`s Discussion and Analysis of Financial Condition and Results of Operation, page 32
Critical Accounting Policies and Estimates, page 33
19. Given that you have $14.6 million of purchase obligations as of
September 30, 2005 related to contracts under which you have agreed to make minimum annual purchase commitments, please tell us your consideration of whether or not your assumptions underlying your future inventory needs represents a critical accounting estimate. Please also refer to Statement 10 in Chapter 4 of ARB 43.
Accrued Expenses, page 34
20. Please tell us and disclose, to the extent material, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. See SEC Release 33-8350. Given that you receive monthly invoices in arrears and that this information appears to be available prior to the issuance of your financial statements, please tell us why you consider accrued expenses to be a critical accounting estimate. Stock-based Compensation, page 35
21. If your valuation of fair value of your common stock for the determination of stock based compensation was retrospective, we believe that the following disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:
* The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.
* Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.
* Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.
* Disclose the valuation method used and the reasons why you choose that method.
Contractual Obligations, page 40
22. We note that your "fixed contractual cash obligations due upon FDA approval and the 36 month period following FDA approval are outlined" in your contractual obligations table on page 40.
Please
response to the following comments:
* You refer to "milestone payments" in the first sentence of this section. Please tell us whether this refers to the fixed contractual cash obligations due upon FDA approval and the 36 month period following FDA approval, or whether there are other milestone payments.
* If there is any other form of consideration that you are required to exchange under your contractual obligations, please tell us and disclose the nature and amount of those obligations.
* Please tell us how you account for milestone payments made to suppliers and why. Cite the accounting literature you applied and how you applied that literature to your facts and circumstances. Discuss the business reasons for these payments to suppliers.
* Please tell us under which caption these payments to suppliers and patent licensees are included in the table and why.
* Since your payments to suppliers include milestone payments in addition to minimum purchase quantities, please revise your discussion in the notes to the financial statements to include all significant terms of your supplier`s agreements, including the nature and amount of the milestone obligations, and how you account for the payments.
23. We note that your contractual obligations table includes only "fixed contractual cash obligations." The table of contractual obligations required by Item 303 of Regulation S-K is not limited only to "fixed contractual cash obligations." Please revise to include a table of contractual obligations that complies with and includes all of the items required by and defined in Item 303(a)(5)
of Regulation S-K.
24. Please clarify how you determined the amounts presented as purchase obligations. For example, we note that the purchase price for quantities ordered from Chiron vary depending upon the total quantity ordered.

Recent Accounting Pronouncements, page 41
25. Please update your discussion of the impact of adopting SFAS
123R
as of January 1, 2006, unless you expect that the impact on your financial position and results of operations will not be material. The disclosure should assist the reader in assessing the significance of the impact that the adoption of the standard will have on your financial statements. See SAB Topic 11.M.
Gem 21S Growth-factor Enhanced Matrix for Periodontal Indications, page 50
26. Please clarify whether "decreased gum recession" is an
advantage
or disadvantage of your product.  In this regard, please ensure that
your disclosure about all of your studies is balanced, including material adverse results.
Sales, Marketing and Distribution, page 58
27. We note your reference in this section and elsewhere to development, milestone, bonus, royalty and other payments and fees that you do not quantify. With a view toward disclosure, please tell us whether these payments would materially affect your disclosed historical results and, if so, provide your analysis of how your existing disclosure is adequate.
28. Please separately describe the material terms of each of the three agreements with Luitpold, including the purpose, material obligations of the parties and termination provisions.
Supply Agreements, page 59
29. Please disclose the material terms of the Skeletal Kinetics as described in Note 8 page F-16, including the material obligations of the parties and duration and termination provisions. File the agreement as an exhibit to the registration statement. Manufacturing, page 59
30. Please explain what it means when you state you "expect to perform the later stages of the manufacture" of your products at your facilities.  Explain what hurdles remain until you can perform such
services.
31. Please disclose the material terms of your manufacturing agreements, including duration and termination provisions. Intellectual Property, page 60
32. As you describe your desire to enter into international
markets,
please explain what international patent protection you have.
33. Please explain the difference between your owned patents and your
licensed patents.  From your revised disclosure, investors should be
able to understand which aspects of your products you developed
and
which you license from others.
34. We note your disclosure, like on page 43, that others have developed products using the components of your products. Please revise your disclosure to clarify the scope of your rights to the intellectual property so that investors can understand how you do not infringe on the rights of others.
35. Please disclose the material terms of all of your material patents and licenses, including duration and termination provisions.
Regulatory Matters, page 63
36. Please explain what you mean by an "immunological identity lest"
and "historical release and stability specifications."
37. Given the conditions described on page 66, where your mention your FDA approval in your cover graphics, prospectus summary and elsewhere, please make clear that the approval is conditional.
38. With a view toward clarified disclosure, please tell us what steps are required after you submit the June 2006 supplement to the
FDA until you will have satisfied the first condition?  Must the
FDA
review and approve the supplement?  Is this the primary obstacle to
marketing your product?
Third-Party Reimbursement, page 67
39. Please clarify whether your product has received the required codes or approvals for reimbursement through Medicare or any other third-party payer.
Management, page 69
40. Please ensure that you have provided all disclosure required by
Regulation S-K item 401 regarding the background of your officers
and
directors for the past five years. For example, it is unclear how the disclosure of Mr. Douglas`s background covers the last five years, and the principal business of entities named in the disclosure regarding Dr. Dyrberg and Dr. Hanham is unclear.
Scientific Advisory Boards, page 73
41. With a view toward clarified disclosure regarding the boards` roles, please tell us the number of times they have met as a board with you in the periods presented in the registration statement, the nature of those meetings, and the amount of compensation that they are paid. If these individuals do not perform management functions, it is unclear why it is appropriate to include the disclosure in the
Management section of your document.  Also, note the requirement in
Regulation S-K Item 401(c) to provide disclosure to the same extent
as in the case of executive officers.
Summary Compensation, page 76
42. Please do not alter the column headings required by Regulation
S-
K Item 402.  For example, we note your addition of a column
regarding
"Restricted Stock Options."  If you intended to refer to
restricted
stock awards, please note the footnote disclosure required by instruction 2 to Item 402(b)(2)(iv).
43. Please reconcile your disclosure in the summary compensation table with your disclosure regarding the executives` employment agreements.
2005 Employee Stock Purchase Plan, page 80
44. Please disclose the exercise date of the options granted in connection with the plan.
Agreements with Directors and Officers, page 84
45. Please explain how the $41,562.51 paid to your CEO through Harvard is calculated, and explain any material changes to the calculation that will result as you begin to market products.
46. Please quantify Dr. Lynch`s ownership in Noblegene Development LLC. Please quantify the amounts he receives from the company for this lease. Please explain whether you believe this lease is at market rates negotiated between arms length parties. We note that you may use some of the proceeds to expand your manufacturing facilities. Please ensure that you disclose payments of proceeds to affiliates.
47. Please clarify and quantify whether you have made any payments to
Dr. Caplan since 2004.
48. Please quantify the payments made to Dr. Wisner-Lynch since the
third-quarter of 2005.
49. Please identify the parties to the consulting agreements described on page 86. Quantify the payments associated with those agreements.
50. Please file the agreements mentioned in this section and your registration rights agreement.
51. Please disclose the terms of your intention to grant options to
related parties as mentioned at the bottom of page 22.
Principal Stockholders, page 87
52. Please identify the individuals who beneficially own the shares
held in the name of the entities included in the table.
53. Given the disclosure in footnote 2, it is unclear why it is appropriate to exclude the shares from Mr. Ehrlich`s beneficial ownership as you do in footnote 10. Please revise or advise. Common Stock, page 89
54. Please disclose the number of holders of your common equity.
Experts, page 98
55. Please either remove your reference to the audited financial statements for the period from inception through December 31, 2004 or include those financial statements in the filing.
Pricing, page 97
56. Please revise the last paragraph on page 97 to provide more specific disclosure about your relationships with the underwriters.
Index to Financial Statements, page F-1
57. Please update the financial statements as required by Rule 3-
12
of Regulation S-X.
58. Please apply any comments related to your interim financial statements to the applicable similar disclosure in your annual financial statements.
Unaudited Condensed Financial Statements, page F-2
Condensed Statements of Stockholders` Deficit, page F-5
59. You should not present a financial statement for a fiscal period
in excess of twelve months. As such, it appears that you should remove the presentation of the period from inception (April 14,
1999)
to December 31, 2001 and replace it with a rollforward including the period from inception through December 31, 1999, to December 31, 2000, and to December 31, 2001.
60. Refer to your presentation of the issuance of common stock options within your statement of stockholders` deficit. Please separately disclose stock options issued to employees and non-employees. Additionally, please revise to include a separate line item for the amortization of the deferred stock compensation expense for each period due to the options being granted at an exercise price less than the market value of your common stock. It appears as though the amortization of the deferred stock compensation is included net within the "issuance of common stock options" line item.
61. As a related matter, please include the disclosures required by paragraph 11(d) of SFAS 7.
Note 1. Organization, Operations and Basis of Accounting, page F-7
62. Please refer to the disclosure in the third paragraph. Please avoid statements that may imply that operating losses will cease after December 31, 2005 or that you will have revenues from a drug-device for the treatment of orthopedic injuries following December 31, 2005 if you expect to continue to have losses for the foreseeable future.
63. Please tell us why, in the third paragraph, you only refer to planned revenues from drug-device combination products for the repair of orthopedic injuries and not to revenues related to GEM 21S(r).
Note 2. Summary of Significant Accounting Policies, page F-8
64. Cash equivalents should be highly liquid and meet the definition under paragraph 8 of SFAS 95. Please clarify why you include short-term marketable securities within this classification.
Note 4.  Agreements with Luitpold Pharmaceuticals, Inc., page F-13
65. We note that you have three separate agreements with Luitpold and that they paid you $10 million upon execution of the research, development and marketing agreement. Please respond to the following comments:
* Please tell us and disclose the significant terms of each of the agreements.
* Please tell us and disclose how you are accounting for these agreements and tell us why. Cite the accounting literature upon which you relied in determining the classification, timing and measurement of consideration or obligations under the agreements. Explain how you applied the literature to your facts and circumstances.
* We note that you are amortizing the $10 million proceeds "prospectively over the expected remaining term of the research and development activities." Please tell us why you refer to a prospective amortization method. Tell us and disclose the term of research and development activities and the basis for the performance
(amortization) period.
* We also note your disclosure on page F-35 with respect to changing the amortization period as of January 1, 2004 based upon information you learned on March 31, 2005. Please tell us why you made the retrospective treatment of a change in amortization period and cite the accounting literature you applied and how you applied the literature to your facts and circumstances.
* We note that you are due a milestone payment from Luitpold based upon your disclosure on page F-23. Please tell us and disclose the nature and terms of this milestone payment. Tell us why you will recognize the amount over the term of the license and tell us and disclose the nature of that license and its term. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.
* You disclose that Luitpold paid $396,292 during the nine months ended September 30, 2005 for post-marketing studies. Please revise to clarify how you are accounting for the subsequent payment.
Note 6. Property and Equipment, page F-14
66. Please separately state the amount of your leasehold improvements and your construction in progress. Due to the significance of the amounts, please also respond to the following comments:
* Tell us and disclose the nature of the leasehold improvements/construction in process in your MD&A discussion. Please be specific about the nature of the improvements.
* Please tell us, and disclose if applicable, the nature and terms of any agreements you have with the lessor to make these improvements.
* Please tell us and disclose in MD&A if you are required to or expect to incur additional significant costs for the leasehold improvements/construction in progress.
* Disclose your accounting policy with respect to the capitalization of interest.
* Tell us and disclose the method and period of amortization for these costs and tell us the basis for your response.
Note 8.  Commitments and Contingencies, page F-15
67. Please tell us and disclose the significant terms of each of your supply agreements including, but not limited to the contractual term, the nature and amount of additional payments owed. We note the disclosure in Note 14 on page F-23. Please also respond to the following comments:
* Please tell us and disclose how you are accounting for these agreements and tell us why. Cite the accounting literature upon which you relied in determining the classification, timing and measurement of consideration or obligations under the agreements. Explain how you applied the literature to your facts and circumstances.
* Please disclose the minimum annual commitment under your purchase obligations for each of the next five years.
* Please tell us and disclose how you determined the amount of the minimum purchase obligation since the price you pay under these agreements varies.
* Please disclose your accounting policy with respect to these minimum purchase obligations. Please also see our comment on your critical accounting policies.
68. We note from page 9 that your FDA approval of GEM 21S(r) included the condition that you cannot utilize lots of rhPDGF that were fermented by Chiron after September 2002 until supplemental approval is received from the FDA. We also note that you are obligated under a supply agreement with Chiron to purchase minimum specified quantities of rhPDGF beginning 2006 and increasing as of 2007. Please respond to the following comments:
* Please tell us and disclose, if material, whether you will be required to purchase inventory that has not been approved by the FDA for use in your product and if the minimum purchase requirement could result in possible impairment.
* Please tell us and clarify in your disclosure where appropriate whether or not these restrictions apply only to inventory to be sold or also to inventory that could be used for research and development
(such as clinical trials)
* Please tell us and clarify in your disclosure where appropriate whether the lots of PDGF fermented after September 2002 are impaired or may be impaired. That is, clarify in your disclosure whether it is possible for these lots to be used if you obtain FDA approval of the site or if the approval would only apply to new lots at the site.
* Please tell us and disclose, if material, whether any of the inventory fermented after 2002 is included in your inventory balance as of September 30, 2005. If material, please explain how you are accounting for and valuing the inventory held by you.

Note 9.  Redeemable, Convertible Preferred Stock, page F-16
69. We note that you have three series of redeemable, convertible preferred stock. Please respond to the following comments:
* Please tell us and disclose the significant terms of each of the agreements including, but not limited to conversion terms including the conversion rate and the terms that will result in the
automatic
conversion of the stock upon your IPO.  You should also disclose the
terms of registration rights agreements.
* Please tell us and disclose how you are accounting for these agreements and tell us why. Address how you evaluated the stock and any embedded derivatives, including the conversion feature.
Provide
us with your analysis of the applicable accounting literature.
Note 10.  Stockholder`s Deficit, page F-18
Stock Option Plan, page F-18
70. Please note that we are deferring any final evaluation of stock
compensation until the estimated offering price is specified, and we
may have further comments in that regard when you file the
amendment
containing that information.
71. Please provide us with a schedule showing in chronological order,
the date of grant, optionee, number of options granted, exercise price and the deemed fair value of the underlying shares of common stock for the options issued within the year preceding the contemplated IPO. Also, provide a similar schedule for issuances of common stock, warrants, and redeemable convertible preferred stock.
Please indicate the compensation recorded for each of these
issuances
and reconcile to the amounts recorded in the financial statements. Tell us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Discuss the nature of any events which occurred between the dates the options were granted and the date the registration
statement was filed.   In addition, provide details of estimated
pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the stock and options issued.
72. For options granted during the twelve months prior to the date of the most recent balance sheet, please disclose the following in the notes to your financial statements:
* For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value
(if any) per option.
* If the valuation specialist was a related party, please disclose that fact.
* Whether the valuation was contemporaneous or retrospective.
73. We note your disclosure that the exercise price of stock options issued are determined by elected board members by taking into account the fair value of the common stock at the date of grant. Please revise to disclose how the fair value of the common stock is determined at the date of grant. We see that you have issued options at an exercise price less than the market value of your company stock.
74. From your disclosures on page 76, it appears as though you have issued restricted stock to members of management. Please revise your filing to disclose the terms of the restricted stock options, how you valued the options and the amount of compensation expense. Additionally, please address your accounting for the restricted stock issuances.
75. Please provide all of the disclosures required by paragraphs
47 -
48 of SFAS 123 for your employee and non-employee options. Please note that you should not use the minimum value method for non-employee options. Please revise or advise. Please also tell us and disclose whether the options will vest upon the IPO due to a change in control.
76. Please show us how you determined the number of shares to reserve for issuance upon conversion of the Series A, B, and C convertible redeemable preferred stock of 233,866 as of September 30, 2005, as disclosed on page F-20, and similarly the amounts on page F-42.
Note 13. Related Party Transactions, page F-23
77. We note the disclosure on pages 84 - 86 with respect to your agreements with directors and officers. Please revise the notes to your financial statements to include all material related party transactions. The disclosure should include the nature of relationship and a description of the transaction, including all information necessary for an understanding of its effects, and the terms and manner of settlement of amounts due to/from related parties. Item 4-08(k) of Regulation S-X requires the dollar amount of related party transactions be disclosed on the face of the balance sheet, income statement, or statement of cash flows, as appropriate.
Since the information in this note appears to relate to your President, CEO and Director, please be specific about that relationship. Please also tell us and disclose the extent and nature of Dr. Lynch`s ownership in Noblegene, your landlord.
Recent Sales of unregistered Securities, Page II_2
78. Please provide all disclosure required by Regulation S-K Item
701. For example, we note that you have not disclosed the nature and amount of consideration received in the transactions described in the paragraphs numbered (2) and (6).

Exhibits
79. We note your reference to an application for confidential treatment. We will review and provide any comments of your application separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.
Exhibit 23.1
80. Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Kristin Lochhead at (202) 551-3664 or in her absence, Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3672 with any other questions.
      Sincerely,



      Russell Mancuso
      Branch Chief

cc:  	Anna T. Pinedo
       	James R. Tanenbaum